

Uranium Participation Corporation



Atrium on Bay ... M5G 2C2 ... 979 1991 ... 979 5893 ... pation.com

March 27, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:

Re: Uranium Participation Corporation (the "Company") Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 **(SEC File No. 82-35023)**

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Press Releases dated:

- February 15, 2007
- March 16, 2007
- March 20, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979-1991 Ext: 366.

Very truly yours,

URANIUM PARTICIPATION CORPORATION



By: [signature]
Title: Corporate Secretary

Date: March 27, 2007

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT JANUARY 31, 2007

TORONTO, February 15, 2007 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at January 31, 2007 was CDN$524,685,000 or CDN$10.82 per share. On a fully diluted basis, after assuming the full exercise of all outstanding in-the-money warrants, net asset value per share was CDN$10.40. As at January 31, 2007, Uranium Corp's investment portfolio consisted as follows:

(In thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 371,448
Uranium hexafluoride ("UF_6")	950,000 KgU	$ 147,357	$ 233,010
		$ 305,745	$ 604,458
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 88.44[1]
- In United States dollars		$ 31.75	$ 75.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 155.11	$ 245.27[1]
- In United States dollars		$ 138.55	$ 208.00

[1]Converted at the January 31, 2007 exchange rate of $1.1792.

The Company has entered into an agreement to lend 500,000 KgU as UF_6 for a period of three years at a loan rate of 5% per annum based upon the adjusted quarterly value of the material loaned. Security for the loan is an irrevocable letter of credit from a major financial institution.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE — Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT FEBRUARY 28, 2007

TORONTO, March 16, 2007 – Uranium Participation Corporation ("Uranium Corp") reports its net asset value at February 28, 2007 was CDN$579,364,000 or CDN$11.95 per share. On a fully diluted basis, after assuming the full exercise of all outstanding in-the-money warrants, net asset value per share was CDN$11.43. As at February 28, 2007, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 417,690
Uranium hexafluoride ("UF_6")	950,000 KgU	$ 147,357	$ 258,980
		$ 305,745	$ 676,670
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 99.45[1]
- In United States dollars		$ 31.75	$ 85.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 155.11	$ 272.61[1]
- In United States dollars		$ 138.55	$ 233.00

[1]Converted at the February 28, 2007 exchange rate of $1.1700.

The Company has entered into an agreement to lend 500,000 KgU as UF_6 for a period of three years at a loan rate of 5% per annum based upon the adjusted quarterly value of the material loaned. Security for the loan is an irrevocable letter of credit from a major financial institution.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President — (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer — (416) 979-1991 Ext. 372

PRESS RELEASE


Uranium
Participation
Corporation

Uranium Participation Corporation Announces Bought Deal Financing for $85 Million

Toronto, March 20, 2007 - Uranium Participation Corporation (the "Company or Uranium Participation Corp.") has today entered into an agreement with Sprott Securities Inc. on behalf of a syndicate of underwriters which consists of Sprott Securities Inc., Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Raymond James Ltd. (the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 5,825,000 common shares of the Company at a price of $14.60 per common share, representing an aggregate amount of issue of approximately $85 million (the "Offering"). Closing is expected on or about April 10, 2007 and is subject to regulatory approval including that of the Toronto Stock Exchange

The Underwriters also have an option to purchase up to an additional $10 million of common shares to cover over-allotment for a period of 30 days after the date of Closing.

The proceeds of the Offering will be used to fund a conditional commitment to acquire 250,000 KgU as uranium hexafluoride (UF6), to fund future purchases of uranium and to fund the ongoing obligations of Uranium Participation Corp. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the Offering in uranium.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated April 19, 2006, a copy of which is available at www.sedar.com.

END